February 2, 2026 VIA EDGAR United States Securities and Exchange Commission Division of Corporation Finance Office of Crypto Assets 100 F Street, NE Washington, D.C. 20549

Attn:	Lulu Cheng

Irene Paik

Rolf Sundwall

Jason Niethamer

Re:	Odysseus Holdings Ltd

CoinShares International Limited

Draft Registration Statement on Form F-4

Submitted November 21, 2025

CIK No. 0002087587

Ladies and Gentleman:

On behalf of Odysseus Holdings Limited (the “Company”) and CoinShares International Limited (“CoinShares” and, together with the Company, the “Registrants”), we are writing to submit the Registrants’ responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) contained in the Staff’s letter dated January 23, 2026 (the “Comment Letter”), with respect to the above-referenced Draft Registration Statement on Form F-4 submitted on November 21, 2025.

The Registrants are submitting via EDGAR a revised Draft Registration Statement on Form F-4 (the “Registration Statement”) to reflect their responses to the Staff’s comments and include certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Registrants’ response. Capitalized terms used but not defined herein have the meanings set forth in the Registration Statement.

Draft Registration Statement on Form F-4

Cover Page

1.	Please disclose more prominently the national securities exchange where the securities of the post-combination company will be listed. Refer to Item 501(b)(4) of Regulation S-K.

Response: The Registrants respectfully acknowledge the Staff’s comment and have revised the cover page of the Registration Statement to address the Staff’s comment.

United States Securities and Exchange Commission
February 2, 2026

Questions and Answers for Vine Hill Shareholders

Q. Will Vine Hill obtain new financing in connection with the Business Combination?, page xvii

2.	We note your disclosure that "[p]rior to the Closing, Holdco, CoinShares and Vine Hill may seek to raise additional financing that would be conditioned upon, among other things, the completion or concurrent consummation of the Business Combination." Please expand your disclosure to clarify the circumstances under which Holdco, CoinShares and Vine Hill may seek to raise additional financing.

Response: The Registrants respectfully acknowledge the Staff’s comment and have revised page xvii of the Registration Statement to address the Staff’s comment.

Summary of the Proxy Statement/Prospectus

Closing Conditions, page 3

3.	We note your disclosure on page 77 that specified conditions must be satisfied or waived to complete the Business Combination. Please revise to disclose which of the closing conditions may be waived.

Response: The Registrants respectfully acknowledge the Staff’s comment and have revised pages 3 and 105 of the Registration Statement to address the Staff’s comment.

Subscription Agreement, page 5

4.	We note your disclosure that pursuant to the PIPE Subscription Agreement, the PIPE Investor may elect to reduce the number of PIPE Investment Shares that it is obligated to purchase under the PIPE Subscription Agreement by the number of Vine Hill Class A Shares owned by the PIPE Investor (on a one-for-one basis up to the total amount of PIPE Investment Shares subscribed for under the PIPE Subscription Agreement). Please specify whether the amount that the PIPE Investor may reduce the number of PIPE Investment Shares that it is obligated to purchase may be reduced by the number of Vine Hill Class A Shares already held. If so, please revise your disclosure to clarify whether the PIPE Investor already owns Vine Hill Class A Shares and, if so, the amount and percentage of shares owned.

Response: The Registrants respectfully acknowledge the Staff’s comment and have revised the cover page and pages 6 and 293 of the Registration Statement to address the Staff’s comment.

Risk Factors

Our XBT Note Program is subject to risks, page 50

5.	Please revise your risk factor to describe in greater detail the "XBT Note Program," including what percentage of your business relates to the XBT Note Program.

Response: The Registrants respectfully acknowledge the Staff’s comment and have revised pages 50 and 51 of the Registration Statement to address the Staff’s comment.

6.	Please revise to attach the Collateral Management Agreement as an exhibit, or provide your analysis as to why you believe this is not required under Item 601(b)(10) of Regulation S-K.

Response: The Registrants respectfully acknowledge the Staff’s comment and have revised the Exhibit Index to the Registration Statement to include the Collateral Management Agreement.

Liquidity risk in certain proof of stake protocols, page 51

7.	We note your disclosure that "[s]ome proof of stake protocols (e.g., Polkadot) restrict transferability of digital assets that are contributed to a staking pool for a certain period." We also note your disclosure on page F-121 that as of December 31, 2024, a significant amount of the Group's ETH was held with service providers for the purpose of staking and that exiting a validator position currently takes approximately 6 days. To the extent you specifically experience liquidity risk from staking ETH, please discuss such risk here.

Response: The Registrants respectfully acknowledge the Staff’s comment and have revised page 52 of the Registration Statement to address the Staff’s comment.

United States Securities and Exchange Commission
February 2, 2026

We hold certain investments in both equity and digital assets, page 52

8.	We note that you hold certain principal investments in early-stage equity investments and strategic equity investments that were valued at $25.6 million as of June 30, 2025. In an appropriate section, please revise to provide more details regarding your material investments and your policies and procedures for identifying and holding these equity investments.

Response: The Registrants respectfully acknowledge the Staff’s comment and have revised page 222 of the Registration Statement to address the Staff’s comment.

Risks Related to Legal, Compliance and Regulations, page 54

9.	Please revise to add risk factor disclosures relating to specific governmental regulations in the jurisdictions that apply to your business and operations. In this regard, we note that CoinShares is currently regulated in Jersey, France and the United States.

Response: The Registrants respectfully acknowledge the Staff’s comment and have revised page 55 of the Registration Statement to address the Staff’s comment.

We currently trade our digital asset holdings, page 57

10.	We note that you currently buy and sell digital assets primarily on non-U.S. exchanges, including regulated exchanges located in the EU. Where appropriate, please revise to list and describe the exchanges on which you conduct trading activities to a material extent.

Response: The Registrants respectfully acknowledge the Staff’s comment and have revised pages 58 and 59 of the Registration Statement to address the Staff’s comment.

The Business Combination Proposal, page 100

11.	Where appropriate, please provide a detailed discussion of CoinShares' reasons for engaging in the de-SPAC transaction and whether CoinShares considered other transactions, such as a traditional IPO, in lieu of a de-SPAC. Refer to Item 1605(b)(3) of Regulation S-K.

Response: The Registrants respectfully acknowledge the Staff’s comment and have revised pages 127 and 128 of the Registration Statement to address the Staff’s comment.

Background of the Business Combination, page 105

12.	We note your disclosure that you submitted 14 non-binding proposals and evaluated more than six potential business combination targets in the digital asset sector, but that you did not enter into an exclusivity period or letter of intent with any target other than CoinShares due to other potential targets either seeking terms that were not deemed to be attractive to Vine Hill or determining not to progress to a business combination with any SPAC. Please expand your disclosure to discuss the types of terms that were not deemed to be attractive to Vine Hill.

Response: The Registrants respectfully acknowledge the Staff’s comment and have revised page 108 of the Registration Statement to address the Staff’s comment.

United States Securities and Exchange Commission
February 2, 2026

13.	Please revise throughout to provide details of the negotiations of the material terms of the transaction. Your disclosure should indicate the particular views and positions that were discussed at meetings, and how you reached final agreement on such terms.

Response: The Registrants respectfully acknowledge the Staff’s comment and have revised pages 110, 111, 112, 113 and 114 of the Registration Statement to address the Staff’s comment.

14.	Please revise to provide additional details regarding the PIPE Investment, including any discussions about the need to obtain additional financing for the combined company; the negotiation and marketing process with respect to the PIPE Investment; who selected the potential PIPE investors; what relationships the PIPE investors have to the SPAC, Vine Hill, CoinShares and its affiliates, and the placement agent; and how the terms of the PIPE Investment were determined. In addition, please describe how the parties decided on allowing the PIPE Investor to elect to reduce the number of PIPE Shares that it is obligated to purchase under the PIPE Subscription Agreement by the number of Vine Hill Class A Shares owned by the PIPE Investor.

Response: The Registrants respectfully acknowledge the Staff’s comment and have revised pages 112, 113 and 114 of the Registration Statement to address the Staff’s comment.

15.	Please revise to disclose any negotiations related to (1) the executive officers and board members of Holdco (including their compensation arrangements) after the Business Combination and (2) the value of the transaction for the Vine Hill Public Shareholders.

Response: The Registrants respectfully acknowledge the Staff’s comment and have revised pages 109 and 110 of the Registration Statement to address the Staff’s comment.

Guideline Company Analyses, page 112

16.	Please revise to discuss whether the market information available from CoinShares being publicly listed on the Nasdaq Stockholm and quoted on the OTCQX was considered in connection with the valuation attributed to CoinShares.

Response: The Registrants respectfully acknowledge the Staff’s comment and have revised page 115 of the Registration Statement to address the Staff’s comment.

Vine Hill Board's Reasons for the Approval, page 116

17.	Please revise here and on page 202 to provide support for your claims that:

●	"Global cumulative net flows into crypto spot ETPs reached $110 billion by mid-2025."

●	"CoinShares is the fourth-largest manager of digital asset ETP products globally by AUM behind BlackRock, Grayscale and Fidelity."

●	"CoinShares' AUM has more than tripled over the last two years through strong new investor inflows, supportive digital asset pricing and successful new product launches."

Response: The registrants respectfully acknowledge the Staff’s comment and have revised pages 12, 121, 207 and 213 of the Registration Statement to address the Staff’s comment.

United States Securities and Exchange Commission
February 2, 2026

Vine Hill's Management's Discussion and Analysis of Financial Condition and Results of Operations, page 198

18.	We refer to the first full paragraph on page 200, which appears to suggest that Vine Hill had not identified a target as of September 30, 2025. Please update your disclosure accordingly.

Response: The registrants respectfully acknowledge the Staff’s comment and have revised page 205 of the Registration Statement to address the Staff’s comment.

Information About CoinShares

Operating Segments

Asset Management, page 211

19.	Please revise to provide more detailed disclosures about XBT Provider and the exchange-traded notes involved. In this regard, we note your statement on page 49 that your investors are exposed to credit risk relating to XBT Provider.

Response: The registrants respectfully acknowledge the Staff’s comment and have revised page 217 of the Registration Statement to address the Staff’s comment.

20.	We note that CoinShares generates management fees through Block Index. Please expand your disclosure to provide more information about this product and clarify whether CoinShares earns revenue through the licensing of this index.

Response: The registrants respectfully acknowledge the Staff’s comment and have revised page 216 of the Registration Statement to address the Staff’s comment. For the periods presented within the Registration Statement, the revenue generated from the licensing of the index was de minimis. As CoinShares earns revenue related to the licensing of the index, CoinShares will continue to reassess the required disclosures related to this service line within future filings, based on the materiality of revenue earned from this service line.

Distribution Channels

Infrastructure and Custody Partnerships, page 215

21.	Please revise to provide more detailed dis-closures of your relationships and arrangements with infrastructure providers. File any agreements as exhibits to the ex-tent required under Item 601(b)(10) of Regulation S-K. In this regard, we note your disclosures on pages 58-59 that your ability to manage and grow your business success-fully can be impeded by systems, and your business is vulnerable to deficiencies and failures in support systems.

Response: The Registrants respectfully acknowledge the Staff’s comment and have revised pages 221 and 222 of the Registration Statement to address the Staff’s comment. In addition, the Registrants have revised the Exhibit Index to the Registration Statement to include the agreements governing its custody arrangements which are material to its operations and not entered into in the ordinary course of business. The remaining arrangements described in the Staff’s comment are ordinary-course service arrangements, non-exclusive and highly substitutable, and are therefore not required to be filed under Item 601(b)(10) of Regulation S-K.

United States Securities and Exchange Commission
February 2, 2026

22.	We note your disclosure on page 61 that Komainu and Zodia Custody Limited are custodians to your digital assets. Please revise to provide additional disclosures about each of your digital asset custodians, including without limitation:

●	A breakdown of digital assets under custody at each custodian.

●	The portion of digital assets that are held in hot wallets and cold wallets, respectively, and whether there are differential storage practices with regard to your own digital asset holdings versus customers' holdings.

●	The geographic location where the digital assets are held in cold wallets and the private keys are located.

●	The material terms of any agreements you have with each custodian, and file such agreements as exhibits to the registration statement.

●	Identities of your personnel that have access to the digital assets at each custodian, and whether any persons (e.g., auditors, etc.) are responsible for verifying the existence thereof.

●	The terms and limits of any insurance coverage provided by each custodian, and whether and how such coverage may be shared among all of such custodian's customers. Also clarify whether any insurance providers have inspection rights associated with the digital assets held in storage.

●	How the existence, exclusive ownership and software functionality of private keys and other ownership records are validated by the relevant parties.

Response: The Registrants respectfully acknowledge the Staff’s comment.

●	The Registrants have revised page 63 of the Registration Statement to address the Staff’s comment on a breakdown of digital assets under custody at each custodian by including the following disclosure: “As of June 30, 2025, we held digital assets in the custody of Komainu and Zodia of $3.7 billion and $0.5 billion, respectively.”

●	The Registrants have revised page 63 of the Registration Statement to address the Staff’s comment on the portion of digital assets held in hot and cold wallets, the geographical location of the digital assets in cold wallets and location of the private keys by including the following disclosure: “All of the digital assets held by the Custodians are stored within cold wallets. The private keys related to the digital assets held by the Custodians are not accessible to any person or entity except the Custodians and a limited number of CoinShares’ personnel. The cold wallets and related private keys are stored securely in Jersey, Channel Islands.” There is not a differential in storage practices as only a de minimis amount is held within hot wallets.

●	The Registrants have revised page 221 of the Registration Statement to address the Staff’s comment and include a description of material terms of the custodian agreements. Further, the Registrants have revised the Exhibit Index to the Registration Statement to include their custodian agreements.

●	The Registrants respectfully advise the Staff that we are unable to identify the personnel with access to the digital assets at each custodian, as such disclosure would pose additional security risks for such custodian and the Registrants and undermine the security procedures implemented to protect the assets.

United States Securities and Exchange Commission
February 2, 2026

●	The Registrants have revised page 63 of the Registration Statement to address the Staff’s comment on terms and limits of any insurance coverage provided by each custodian, and whether and how such coverage may be shared among all of such custodian's customers and clarifying whether any insurance providers have inspection rights associated with the digital assets held in storage. by including the following disclosure: “Any insurance coverage obtained by or for the Custodians is solely for the benefit of the Custodians and does not guarantee or insure CoinShares in any way. There is no third-party insurance held by CoinShares on the digital assets in custody.”

●	The Registrants have revised page 63 of the Registration Statement to address the Staff’s comment on how the existence, exclusive ownership and software functionality of private keys and other ownership records are validated by the relevant parties by including the following disclosure:

“The Custodians employ industry-standard custody technologies, including hardware security modules (“HSMs”) and multi-party computation (“MPC”) frameworks, to protect private keys and prevent unauthorized access. Under these arrangements, private keys are generated, stored and used within secure environments, and no single individual or system has unilateral control over private key material.

Digital assets are held in segregated wallets and recorded by the Custodians as held for the benefit of CoinShares. The existence and ownership of such assets are validated through daily reconciliations between Custodians’ records, CoinShares’ internal records and publicly available blockchain data. In addition, CoinShares receives independent daily on-chain verification reports from a third-party service provider, The Network Firm.

Custodians’ custody platforms and related software controls are subject to independent examination through Service Organization Control (“SOC”) reports, which assess the design and operating effectiveness of relevant controls, including access controls and change management.

While these measures are designed to provide reasonable assurance regarding the existence, ownership and security of digital assets, CoinShares remains exposed to risks associated with reliance on third-party Custodians.”

Human Capital, page 218

23.	Please revise to expand your statement that "[m]anagement and founders collectively own a significant portion of the business," and provide quantified disclosures as appropriate. Please also revise to provide more detailed disclosures of the CoinShares management team. In this regard, we note the statement on page 119 that "CoinShares is led by a highly experienced, founder-led, management team that has proven its ability to scale the business dramatically over time while maintaining consistent profitability and expanding margins."

Response: The Registrants respectfully acknowledge the Staff’s comment and have revised pages 225 and 226 of the Registration Statement to address the Staff’s comment. Additionally, the Registrants have revised pages 13 and 123 of the Registration Statement to remove the “maintaining consistent profitability and expanding margins” language.

United States Securities and Exchange Commission
February 2, 2026

CoinShares' Management's Discussion and Analysis of Financial Condition and Results of Operations

Components of Consolidated Statement of Comprehensive Income

Other revenue, page 227

24.	We note that your Capital Markets segment generates yield through staking. Where appropriate, please provide more information about your staking operations, including but not limited to:

●	Clarifying whether you stake any crypto assets other than ETH;

●	Clarifying whether this component of your revenues is the result of staking crypto assets that are held in ETPs or the company's own treasury;

●	The amount of ETH you staked in order to generate the staking rewards for the periods disclosed; and

●	Whether you use third party service providers to stake your ETH, and if so, identify such third party service providers and discuss the material terms of such agreements.

Response: The Registrants respectfully acknowledge the Staff’s comment and have revised page 236 of the Registration Statement to address the Staff’s comment.

25.	We note that your Capital Markets segment generates yield through lending. Where appropriate, please provide more information about your lending operations, including but not limited to:

●	Identifying the types of counterparties to which you provide loans;

●	The material terms of the loans, including the interest you charge on the loans and whether they are collateralized; and

●	To the extent material, file the Master Loan Agreement as an exhibit to the registration statement

Response: The Registrants respectfully acknowledge the Staff’s comment and have revised page 236 of the Registration Statement to address the Staff’s comment. In addition, the Registrants respectfully advise the Staff that the Registrants believe that the Master Loan Agreement is not required to be filed under Item 601(b)(10) of Regulation S-K as the agreement was entered into in the ordinary course of business and is not material in amount or significance to the Registrants.

Results of Operations

Comparison for Period Ended June 30, 2025, to Period Ended June 30, 2024, page 230

26.	Please revise here and on page 235 to clearly label the periods ended June 30, 2024, and the years ended December 31, 2024 and 2023 as restated, and tell us your consideration of disclosing the impact of the restatement on your results of operations.

Response: The Registrants respectfully acknowledge the Staff’s comment and have revised pages 239 through 250 of the Registration Statement to clearly label the periods presented “as restated” and has included a description of the impact of the restatement on CoinShares’ results of operations.

United States Securities and Exchange Commission
February 2, 2026

Non-GAAP information, page 243

27.	In your reconciliation of Adjusted EBITDA, you exclude the change in fair value for digital assets designated as treasury holdings. Please tell us your consideration of whether these changes in fair value are normal operating transactions that recur due to digital asset price volatility, and excluding these items from your Non-IFRS financial measures may be misleading under Rule 100(b) of Regulation G and question 100.01 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

Response: The Registrants respectfully acknowledge the Staff’s comment. The Registrants have considered the changes in fair value on digital assets designated as treasury holdings and do not believe excluding these items from adjusted EBITDA would be misleading. The changes in fair value on digital assets designated as treasury are not normal, recurring cash operating expenses necessary to operate the business. The Registrants have revised pages 254 and 255 of the Registration Statement to expand their disclosures on the reconciliation of Adjusted EBITDA to directly address Rule 100(b) of Regulation G and question 100.01 of the Compliance and Disclosure Interpretations.

Material Contractual Obligations / Agreements, page 247

28.	We note your disclosure that "[a]cross CoinShares there are several material agreements in place that bring rise to financial obligations," including the CoinShares XBT Provider Prospectus and the CoinShares Physical Prospectus. Please revise to attach the CoinShares XBT Provider Prospectus and CoinShares Physical Prospectus as exhibits, or provide your analysis as to why you believe these are not required under Item 601(b)(10) of Regulation S-K.

Response: The Registrants respectfully acknowledge the Staff’s comment and have revised the disclosure on pages 257 and 258 of the Registration Statement to clarify the references to the material agreements. The prospectuses governing our products are not themselves agreements but rather provide an overview of the terms of our products. As a result, the Registrants do not believe that the prospectuses would require filing under Item 601(b)(10) of Regulation S-K. The Registrants have filed the underlying material agreements, including our custody agreements, in response to other comments received from the Staff.

Management of Holdco After the Business Combination

Code of Business Conduct and Ethics, page 253

29.	Please revise to describe in greater detail any process or procedures you have in place to manage conflicts of interests. In this regard, we note your disclosure on pages 47 and 55 that failure to appropriately deal with any conflicts of interest may result in material and negative impact on your asset management business.

Response: The Registrants respectfully acknowledge the Staff’s comment and have revised pages 57 and 264 of the Registration Statement to address the Staff’s comment.

Comparison of Corporate Governance and Shareholders' Rights, page 260

30.	To the extent not addressed elsewhere, where appropriate, please provide an explanation of any material differences in the rights of Vine Hill's and CoinShares' security holders as compared with security holders of the combined company as a result of the de-SPAC transaction.

Response: The Registrants respectfully acknowledge the Staff’s comment and have revised page 271 of the Registration Statement to address the Staff’s comment.

United States Securities and Exchange Commission
February 2, 2026

Coinshares International Limited

Notes to Consolidated Financial Statements for the two years ended December 31, 2024 and

December 31, 2023

Other revenue, page F-100

31.	Please provide an analysis disaggregating your staking revenue by digital asset for each digital asset that individually comprises 5% or more of your total staking revenue. In addition, please provide us an analysis disaggregating staking revenue by type of staking, such as self staking, liquid staking, custodial staking, staking for customers using your validator nodes and staking for customers using third-party validator nodes. Please provide this information for each period included in your financial statements.

Response: The Registrants respectfully acknowledge the Staff’s comment. CoinShares’ entire staking revenue for the years ended December 31, 2024 and 2023 was comprised of Ethereum related staking activity and was performed under a custodial arrangement in which CoinShares’ third-party staking providers perform staking services on behalf of CoinShares. In the period ended June 30, 2025, the majority of CoinShares’ staking revenue ($9.6 million of the $9.8 million in staking revenue) was comprised of Ethereum related staking activity. The entire amount of CoinShares’ staking revenue earned during this period was under a custodial arrangement in which CoinShares’ third-party staking providers perform staking services on behalf of CoinShares.

As part of CoinShares’ staking activities, the operational execution of staking is performed exclusively by external third party service providers. These providers are responsible for all validator operations, technical processes, and ongoing management associated with staking. CoinShares itself acts as the delegator of the staked tokens and therefore does not engage in, oversee, or intervene in any of these activities, and the staking process is conducted independently of any operational involvement by CoinShares.

10. Digital assets, page F-102

32.	You disclose that the majority of the digital assets you hold are related to collateral for the certificate liabilities arising from the issuance of ETPs. On page F-88 you also disclose that digital assets may be held for actively managed trading positions. Please provide a disaggregation of your digital asset holdings related to collateral for the issuance of ETPs by XBTP and CSDSL and for your actively managed positions for each significant digital asset held in periods covered by your financial statements.

Response: The Registrants respectfully acknowledge the Staff’s comment. The following represents the disaggregation of digital assets held as collateral, which are identified as such because it refers to the CoinShares’ holdings of digital assets that are maintained to economically hedge or offset movements in the CoinShares Physical certificate liabilities and CoinShares XBT Provider certificate liabilities (and does not refer to collateralization in the legal sense of a secured borrowing arrangement), for the issuance of ETPs by CSDL - $1.9 billion, $1.5 billion, $0.6 billion as of June 30, 2025, December 31, 2024, December 31, 2023, respectively. The digital assets that make up a significant amount of the balance of digital assets held as collateral for the issuance of ETPs by CSDL are as follows:

●	Bitcoin (BTC) - $1.2 billion, $0.8 billion, and $0.4 billion as of June 30, 2025, December 31, 2024, and December 31, 2023, respectively.

●	Ethereum (ETH) - $0.2 billion, $0.3 billion, and $0.1 billion as of June 30, 2025, December 31, 2024, December 31, 2023, respectively.

●	Ripple (XRP) - $0.2 billion, $0.1 billion, and $0.02 billion as of June 30, 2025, December 31, 2024, December 31, 2023, respectively.

●	Solana (SOL) - $0.1 billion, $0.1 billion, $0.04 billion as of June 30, 2025, December 31, 2024, December 31, 2023, respectively.

All other digital asset holdings of CoinShares and its subsidiaries are held on the statement of financial position of wholly owned entity, CoinShares Capital Markets (Jersey) Limited (“CSCM”), inclusive of those held in respect of XBT Provider AB (“XBT Provider”), in its capacity as guarantor, pursuant to the Collateral Management Agreement between CSCM and XBT Provider.

United States Securities and Exchange Commission
February 2, 2026

The digital assets held by CSCM are actively managed in order to generate additional gains for CoinShares and its subsidiaries through activities such as staking and lending, for example. The digital assets that make up a significant amount of the digital assets actively managed to generate gains for the Group are as follows:

●	Bitcoin (BTC) - $1.0 billion, $1.2 billion, $1.1 billion, as of June 30, 2025, December 31, 2024, December 31, 2023, respectively.

●	Ethereum (ETH) - $0.7 billion, $1.0 billion, $0.8 billion as of June 30, 2025, December 31, 2024, December 31, 2023, respectively.

17. Certificate liabilities, page F-107

33.	Please provide your accounting analysis supporting your accounting for the XBT Provider and CoinShares Physical ETPs and related collateral assets. In your response, please describe for us the nature of these products, and explain to us why these liabilities and collateral assets are recognized on your consolidated statements of financial position.

Response: The Registrants respectfully acknowledge the Staff’s comment. CoinShares provides investors with exposure to digital assets through exchange traded products (“ETPs”) structured as certificate-based instruments and issued directly by wholly owned subsidiaries: CoinShares XBT Provider and CoinShares Digital Securities Limited (“CSDS”), both of which are consolidated by CoinShares.

Three wholly owned subsidiaries are involved in the administration and accounting for these programs. XBT Provider issues the certificates for the XBT Provider program; CSCM, which guarantees the XBT Provider certificates, obtains and holds the referenced exposure through digital assets and other instruments providing equivalent economic exposure; and CSDS both issues the certificates and holds the referenced digital assets with a custodian for the CS Physical program.

In both the XBT Provider and CS Physical programs, CoinShares issues zero interest certificates that provide investors with exposure to the price of the referenced digital assets and may be settled at the holder’s election in accordance with the terms of each program. XBT Provider certificates are settled in cash, and CSDS certificates are generally settled through delivery of the certificate identified digital asset, which is not a return of the specific asset, but a number of the specified digital assets (e.g. BTC, ETH) and settled from the digital assets owned and controlled by CoinShares. These instruments are recognized as liabilities on the consolidated statements of financial position upon issuance, as they represent present obligations of the issuing entities.

The digital assets and other exposure providing instruments held by CSCM for the XBT Provider program and the digital assets held by CSDS for the CS Physical program (collectively, the “collateral assets”) support the settlement obligations associated with the certificates. In the XBT structure, CSCM provides a guarantee to XBT Provider equal to the value of certificates issued by XBT Provider and in circulation, and satisfying this guarantee requires CSCM to maintain exposure to the referenced digital assets and related instruments through its proprietary holdings. CSCM will purchase digital assets which are held in digital wallets controlled by CSCM. These collateral assets are recognized on the consolidated statement of financial position when CSCM obtains control of them, as CSCM holds full legal ownership and has the unilateral ability to direct their use, including sale, transfer, lending, staking, or liquidation.

The CSDS collateral assets are held in CSDS’s name at a custodian and are recognized in the consolidated financial statements because CSDS controls the assets and derives economic benefits from their use, including staking rewards and management fees generated through their ongoing management and periodic liquidation. CSDS retains legal ownership, controls the assets through appointed custodians, and exercises discretion over decisions related to the holding, staking, transfer, and sale of the assets.

United States Securities and Exchange Commission
February 2, 2026

Subsequent measurement of the certificate liabilities and collateral assets is described within Note 2 to the consolidated financial statements. Additionally, the Registrants respectfully refer the Staff to the definition of “collateral” and “collateralize” included in Note 2(i) to the consolidated financial statements, which explains that these terms are used descriptively and do not imply collateralization in the legal sense of secured borrowing arrangements.

34.	Please tell us if you are consolidating the underlying funds associated with the certificate liabilities. If so, please provide your IFRS accounting analysis supporting this conclusion.

Response: The Registrants respectfully acknowledge the Staff’s comment. There are no underlying funds or separate investment vehicles associated with the certificate liabilities. The certificates are direct obligations of wholly owned operating subsidiaries of CoinShares, and the related activities are conducted within those entities rather than through any fund, trust, or pooled investment structure. CoinShares consolidates these subsidiaries in accordance with IFRS 10 because it holds all voting rights, directs the activities that most significantly affect their returns, and is exposed to the resulting variable returns. Accordingly, the certificate liabilities appear in the consolidated financial statements solely as obligations of consolidated subsidiaries, not of any underlying funds.

Exhibits

35.	We note your disclosure on page 155 that in connection with the filing of the registration statement, White & Case LLP intends to deliver an opinion to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Scheme of Arrangement (taken together with the CTB Election) should qualify as a "reorganization" within the meaning of Section 368(a) of the Code. Please confirm that you will include this tax opinion as an exhibit to this registration statement.

Response: The Registrants respectfully acknowledge the Staff’s comment and have revised page the Exhibit Index to the Registration Statement to include the tax opinion of White & Case LLP.

Please do not hesitate to contact Joel Rubinstein at (212) 819-7642 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP

White & Case LLP

cc:	Jean-Marie Mognetti, Chief Executive Officer, CoinShares International Limited

Jonathan Ko, Paul Hastings LLP